Exhibit 3.5

Telecom Italia Media S.p.A.

Special meeting of savings shareholders of 3 July 2015

Explanatory report by shareholder Carlo Aime on items 1 and 4 on the agenda in the call notice as supplemented on 17 June 2015

English Translation of Italian Original

NOTICE TO U.S. INVESTORS

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia Media S.p.A. ordinary shares and savings shares will be converted into Telecom Italia S.p.A. ordinary shares and saving shares, respectively, is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Telecom Italia S.p.A. and Telecom Italia Media S.p.A. are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Telecom Italia S.p.A. may purchase securities of Telecom Italia Media S.p.A. otherwise than under the merger offer, such as in open market or privately negotiated purchases.

Settlement pursuant to Art. 146, subsection 1, letter d) of Legislative Decree no. 58/1998

The particular and complex situation existing between the savings shareholders and the Company, characterised by a profoundly different view of the merger transaction, by a high degree of conflict (as was evident at the shareholders' meetings of 27 and 30 April), by elements of objective uncertainty such as the pronouncement by the Council of State on the request for a further frequency, could find a meeting-point through a settlement which concludes this situation in the best and fairest way.

To this end the Common Representative and/or the lawyers who have been instructed in the matter, are invited to take an active and diligent part, in conjunction with the Company, which is invited to take a constructive and helpful attitude, in reaching an amicable solution, possibly of an innovative nature, preparing a text to submit to the counterparty and to the shareholders' meeting for approval, which should be articulated, in ways yet to be decided, at least on the following points:

•	Economic compensation to be distributed in favour of all the savings shareholders (therefore whether they have exercised the right of withdrawal, or whether they opt for share exchange) to satisfy all claims; the compensation to be not less, indicatively and comprehensively, than five hundred thousand euros, possibly also for the equivalent in the form of shares. In any event, if TIME puts forward an amicable solution, even if it is very different from the one outlined, we request that you proceed anyway to submit it to the shareholders' meeting;

•	The abandonment by the savings shareholders of any judicial or extrajudicial initiative in view of this economic compensation.

The meagre capitalisation of the shares on the stock exchange, the evident advantage in economic, cost/benefit and time terms for the Company and for the shareholders of the choice of a settlement, compared with those of a dispute, may, we believe, represent a facilitating element for a positive conclusion of an agreement.

Since we hope for a positive conclusion of said settlement, we propose that said item should be included in the agenda with a view to its approval and, in any event, to a debate on the matter; furthermore, it being preparatory to increasing the fund, we suggest placing it as item one on the agenda.

Request for a Report from the Common Representative of the savings shareholders on the use of the common fund. Approval, use and connected resolutions - art. 146, subsection 1, letter c) of Legislative Decree no. 58/1998

In relation to the provisions of art. 146 of the CLFI, subsection 1, letter c) and the agenda related to the increase of the fund, we request that you inform us of and make public, in advance of the shareholders meeting, the updated report of the expenditure made or committed to through the use of the common fund with a view to approval by the shareholders meeting; the report should be supplemented with the curriculum vitae of any professionals chosen. We furthermore request updated information regarding resolutions passed by the special shareholders' meeting of 27/04/2015, item 7, and their actual implementation.

3